SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                                  FORM 6-K
                      Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934
                         For the Month of July 2003
                         --------------------------

                             ELBIT SYSTEMS LTD.
              (Translation of Registrant's Name into English)
        Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                  (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             |X|      Form 20-F          |_|    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

             |_|      Yes                |X|    No

         Attached hereto as Exhibit 1 and incorporated herein by reference are proxy materials (the "Proxy Materials") distributed by the Registrant to its shareholders on or about the date hereof in connection with the annual general meeting of the Registrant's shareholders scheduled to be held on August 6, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference are the Registrant's financial statements for the year ended December 31, 2002, distributed to the Registrant's shareholders along with the Proxy Materials.



                                 SIGNATURE
                                 ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ELBIT SYSTEMS LTD.
                                (Registrant)


                                By: /s/ Arie Tal
                                    --------------------------------
                                Name: Arie Tal
                                Title:  Corporate Secretary

Dated:  July 15, 2003.









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


                               EXHIBIT INDEX
                               -------------


    EXHIBIT NO.         DESCRIPTION
    -----------         -----------

        1. Proxy materials sent to the Registrant's shareholders on or about July 15, 2003.

        2. Financial statements of the Registrant for the year ended December 31, 2002.









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